Exhibit 99.1

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS . 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS . 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION . 4 SELECTED FINANCIAL DATA 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS . 7 RECENT DEVELOPMENTS 27 SIGNATURES 32 FINANCIAL STATEMENTS 33

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; “Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and “Central Bank” means the Central Bank of Brazil. Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 215 to our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021, or our 2020 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: The economic, financial, political, public health and other effects of the outbreak of the 2019 strain of coronavirus (including variants), or COVID-19, or other pandemics, epidemics and similar crises and governmental responses thereto particularly as such factors impact Brazil and the other markets in which we operate and continue to cause severe ongoing negative macroeconomic effects and disruptions to financial markets and the global economy, with a significant impact on the ability of businesses, including ours, to operate normally, thus heightening many of the other risks described in the “Risk Factors” section of our 2020 Form 20-F; General economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with volatility related to the 2022 presidential elections in Brazil, ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole; Fluctuations in inflation, interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of the ongoing effects of the COVID-19 pandemic; Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition; The duration and spread of the COVID-19 pandemic and the outbreak of diseases or similar public health threats; General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; General economic and political conditions, in particular in the countries where we operate; Government regulations and tax laws and amendments to such regulations and laws; Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; Disruptions and volatility in the global financial markets; Increases in compulsory deposits and reserve requirements;

Costs and availability of funding; Regulation and liquidation of our business on a consolidated basis; Obstacles for holders of our shares and ADSs to receive dividends; Failure or hacking of our security and operational infrastructure or systems; Our ability to protect personal data; Strengthening of competition and industry consolidation; Changes in our loan portfolio and changes in the value of our securities and derivatives; Losses associated with counterparty exposure; Our exposure to the Brazilian public debt; Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; The effectiveness of our risk management policy; Damage to our reputation; The capacity of our controlling stockholder to conduct our business; Difficulties during the integration of acquired or merged businesses; Adverse legal or regulatory disputes or proceedings; Effects from socio-environmental issues; and Other risk factors as set forth in our 2020 Form 20-F. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Considering these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. Given the uncertainties of forward-looking statements, we cannot assure you that projected results or events will be achieved and we caution you not to place undue reliance on these statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. Certain other amounts that appear in this Form 6-K may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them. About our Financial Information The reference dates for the quantitative information derived from our consolidated balance sheet included in this Form 6-K is as of December 31, 2021 and 2020 and the reference dates for information derived from our consolidated statement of income are the years ended December 31, 2021 and 2020, except where otherwise indicated. Our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020, included at the end of this Form 6-K, are prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 were audited by PricewaterhouseCoopers Auditores Independentes Ltda., our independent auditors. Such financial statements are referred to herein as our audited consolidated financial statements. Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details about the main differences between our management reporting systems and our audited consolidated financial statements prepared in accordance with IFRS issued by the IASB.

SELECTED FINANCIAL DATA We present below our selected financial data derived from our audited consolidated financial statements included in this Form 6-K. Our audited consolidated financial statements are presented as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020 and have been prepared in accordance with IFRS issued by the IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

For the years ended December 31, Income Information Variation 2021 2020 (In millions of R$, except percentages and basis points) % Operating Revenues 126,374 100,199 26.1 Net interest income(1) 75,209 50,053 50.3 Non-interest income(2) 51,165 50,146 2.0 Expected Loss from Financial Assets and Claims (14,379) (25,980) (44.7) Other operating income (expenses) (69,764) (68,989) 1.1 Net income attributable to owners of the parent company 26,760 18,896 41.6 Recurring Managerial Return on Average Equity—Annualized—Consolidated (3) 18.8% 14.3% 450 bps Return on Average Equity – Annualized—Consolidated(4) 18.2% 14.2% 400 bps (1) Includes: (i) interest and similar income; (ii) interest and similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions. (2) Includes commissions and banking fees, income related to insurance and private pension operations before claim and selling expenses and other income. (3) The Recurring Managerial Return on Average Equity is obtained by dividing the Recurring Managerial Result (R$27,662 million and R$19,077 million in the years ended December 31, 2021 and 2020, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$146,814 million and R$133,403 million in the years ended December 31, 2021 and 2020, respectively). The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns w ere adjusted by the dividends proposed after the balance sheet closing dates, w hich have not yet been approved at annual Stockholders’ or Board meetings. (4) The return on average equity is calculated by dividing the Net Income (R$26,760 million and R$18,896 million in the years ended December 31, 2021 and 2020, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$146,814 million and R$133,403 million in the years ended December 31, 2021 and 2020, respectively). This average considers the Stockholders’ Equity from the four previous quarters. The quotient of this division w as multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns w ere adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders ‘meeting or at the Board of Directors’ meetings. As of December 31, Variation Balance Sheet Information 2021 2020 (In millions of R$, except percentages and basis points) % Total assets 2,069,206 2,019,251 2.5 Total loans and finance lease operations 822,590 714,104 15.2 (-) Provision for expected loss (41,079) (47,051) (12.7) Common Equity Tier I Ratio—in % 11.3% 11.5% -20 bps Tier I Ratio—in % 13.0% 13.2% -20 bps Total Capital Ratio—in % 14.7% 14.5% 20 bps As of and for the years ended December 31, Variation Other Information 2021 2020 % Net income per share – R$ (1) 2.74 1.94 41.2 Weighted average number of outstanding shares—basic 9,777,031,938 9,759,614,520 0.2 Total Number of Employees 99,598 96,940 2.7 Brazil 87,341 83,919 4.1 Abroad 12,257 12,621 (2.9) Total Branches and CSBs – Client Service Branches 4,335 4,336 (0.0) ATM – Automated Teller Machines (2) 45,329 45,556 (0.5) (1) Calculated based on the w eighted average number of outstanding shares for the period. (2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2020 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2020 Form 20-F. Results of Operations The table below presents our summarized consolidated statement of income for the years ended December 31, 2021 and 2020. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our 2020 Form 20-F. Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income. For the years ended December 31, Variation Summarized Consolidated Statement of Income 2021 2020 R$ million % (In millions of R$) Operating revenues 126,374 100,199 26,175 26.1 Net interest income(1) 75,209 50,053 25,156 50.3 Non-interest income(2) 51,165 50,146 1,019 2.0 Expected loss from financial assets and claims (14,379) (25,980) 11,601 (44.7) Other operating income (expenses) (69,764) (68,989) (775) 1.1 Net income before income tax and social contribution 42,231 5,230 37,001 707.5 Current and deferred income and social contribution taxes (13,847) 9,834 (23,681) (240.8) Net income 28,384 15,064 13,320 88.4 Net income attributable to owners of the parent company 26,760 18,896 7,864 41.6 (1) Includes: (i) interest and similar income (R$129,253 million and R$114,369 million in the years ended December 31, 2021 and 2020, respectively); (ii) interest and similar expenses (R$(69,305) million and R$(73,558) million in the years ended December 31, 2021 and 2020, respectively); (iii)income of financial assets and liabilities at fair value through profit or loss (R$16,678 million and R$6,553 million in the years ended December 31, 2021 and 2020, respectively); and (iv) foreign exchange results and exchange variations in foreign transactions (R$(1,417) million and R$2,689 million in the years ended December 31, 2021 and 2020, respectively). (2) Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income. Year ended December 31, 2021 compared to December 31, 2020. As a Brazilian bank with most of our operations in Brazil, we are significantly affected by the economic, political and social conditions in Brazil. Brazilian GDP decreased 3.9% in the year ended December 31, 2020 as compared to 2019, mainly as a result of the effects of the COVID-19 pandemic. Fiscal responses, monetary policy loosening and the gradual reopening of economic activities led to a recovery in the second half of 2020. After a significant advance in the three-month period ended March 31, 2021, GDP contracted in the three-month period ended June 30, 2021 as a result of the volatility in the agricultural sector and industrial supply restrictions. In the three-month period ended September 30, 2021, GDP dropped slightly (-0.1% quarter-over-quarter, seasonally adjusted) due to agricultural sector and industrial supply restrictions. Poor performances in the agricultural sector, heavily impacted by climatic abnormalities (water crisis and frost), and sectors linked to consumer goods (such as retail and manufacturing) were the main factors of the contraction in the quarter. We expect GDP to continue to decrease in the three-month period ended December 31, 2021. We also expect a contraction in GDP in 2022 compared to 2021, caused mainly by the impact of high interest rates on aggregate demand. After reaching 2.0% per annum on August 31, 2020, the Central Bank began to increase interest rates in March 2021. The SELIC rate reached 9.25% in December 2021. The increase in the SELIC rate throughout 2021 placed real interest rates at a restrictive level. The significantly contractionary level of the SELIC rate is already impacting economic activity, with decreases in new loans and retail sales. We expect a further increase in the SELIC rate at the Central Bank’s Monetary Policy Committee (Comitê de Política Monetária), or the COPOM, to be held in March 2022. We believe that the monetary tightening cycle will move further into contractionary territory, where we expect it to remain for the remainder of the year. The consumer price index IPCA reached 10.1% in the year ended December 31, 2021. Inflation was impacted by subsequent shocks during the year ended December 31, 2021, notably on energy prices, such as auto fuels (up by 47.5% in the IPCA) amid rising crude oil prices, and electricity bills (up by 21.2%), as a result of the impact of new tariffs becoming effective due to water shortages. Food and industrial items also experienced inflationary pressure in the year ended December 31, 2021, with increases of 8.2% and 11.9%, respectively. We expect inflation to decrease to 5.5% in 2022. We also expect disinflation in tradable goods and energy prices, with lower impact from past shocks and the significantly -above-neutral SELIC rate. Net income attributable to owners of the parent company increased by 41.6% to R$26,760 million for the year ended December 31, 2021 from R$18,896 million for the same period of 2020. This result is mainly due to a 26.1% increase in operating revenues and a 44.7% decrease in expected loss from financial assets and claims. The decrease in current and deferred income and social contribution taxes by R$23,681 million had a negative effect on our net income attributable to owners of the parent company. These line items are further described below: Net interest income increased by R$25,156 million, or 50.3%, for the year ended December 31, 2021 compared to the same period of 2020, mainly due to (i) an increase of R$14,884 million in interest and similar income, due to the increase of R$13,286 million in loan operations income; (ii) an increase of R$10,125 million in income of financial assets and liabilities at fair value through profit or loss, due to the lower negative effect during the year ended December 31, 2021, compared to the same period of 2020, of hedging instruments for our investments abroad, which was partially offset by a decrease of R$4,106 million in foreign exchange results and exchange variations in foreign transactions, due to the exchange rate variations during the period; and (iii) a decrease of R$4,253 million in interest and similar expenses, especially due to a decrease in interbank market fund expenses. Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to the new rules provided by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 on. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affects our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses)”. The nominal depreciation of the real against the U.S. dollar was 7.4% from December 31, 2021 compared to December 31, 2020, and a depreciation of 28.9% from December 31, 2020 compared to December 31, 2019. The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$2,838 million for the year ended December 31, 2021, compared to a gain of R$17,701 million for the same period of 2020. Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$10,293 million for the year ended December 31, 2021 compared to the same period of 2020. o Interest and similar income increased by 13.0% for the year ended December 31, 2021 compared to the same period of 2020, due to higher revenues from credit transactions, given the positive effect of the growth of the portfolio associated with the gradual change in the portfolio mix to retail sector- related lending, the highlight being the growth observed in the three months period ended December 31, 2021 in credit card financing facilities, overdraft accounts and personal loans, products that carry better spreads. In addition, higher interest rates during the year ended December 31, 2021 had a positive effect on the return on our own working capital and on the liabilities margin. These positive effects were partially offset by lower spreads on credit products. As of December 31, 2021, the SELIC rate was 9.25% per annum compared to 2.0% per annum as of December 31, 2020. o Interest and similar expenses decreased by 5.8% for the year ended December 31, 2021 compared to the same period of 2020, due to: (i) a decrease of R$3,949 million in expenses from interbank market funds, mainly due to a decrease in the volume of financial bills; (ii) a decrease of R$2,775 million in expenses from technical provisions for insurance and private pension, due to a decrease in the results of investment funds linked to private pension plans; and (iii) a decrease of R$2,055 million in expenses from securities sold under repurchase agreements, mainly as a result of a decrease of R$46,334 million in the balance of assets received as collateral related to voluntary investments with the Central Bank. Please see “Note 21—Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss” to our audited consolidated financial statements for further details on interest and similar expenses. Non-interest income increased by 2.0% to R$51,165 million for the year ended December 31, 2021 compared to the same period of 2020. This increase was mainly due to a 16.2%, or R$2,238 million, increase in revenue from credit and debit cards, driven by higher revenues from the issuance of cards, as a consequence of higher income from debit and credit cards, partially offset by lower revenues as a result of the decrease of the annual rate fees and credit limit fees, compared to the same period in 2020. In addition, we had a 23.8%, or R$688 million, increase in income from economic financial advisory services and brokerage services, driven by higher volumes in the capital markets. There was also a 9.3%, or R$213 million, increase in income from credit operations and financial guarantees provided. These increases were partially offset by decrease of R$3,614 million in other income, driven by the gain from the spin-off of our interest in XP Inc. in 2020. The following chart shows the main components of our banking service fees for the years ended December 31, 2021 and 2020:

Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements for further details on banking service fees. Expected Loss from Financial Assets and Claims Our expected loss from financial assets and claims decreased by R$11,601 million, or 44.7%, for the year ended December 31, 2021 compared to the same period of 2020, mainly due to a decrease in expected loss with loan and lease operations of R$10,451 million for the year ended December 31, 2021 compared to the same period of 2020. This variation was due to macroeconomic impacts of the COVID-19 pandemic in March 2020, which impacted the financial prospects of individuals and companies, and which we reflected in our expected loss provisioning model, providing for an increase in the loan losses in 2020. Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims decreased by 40.1% in the year ended December 31, 2021 compared to the same period of 2020. Please see “Note 10— Loan and Lease operations” to our audited consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loan (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio. As of December 31, 2021, our 90-day NPL ratio was 2.8%, an increase of 10 basis points compared to December 31, 2020. This increase was due to the increase of 60 basis points in the 90-day NPL ratio in respect of our companies’ loan portfolio, as a result of the natural resumption of business, given that at the end of 2020 our 90-day NPL reached a historically low level due to the payment flexibility initiatives we implemented during the COVID-19 pandemic. This effect was partially offset by a decrease of 50 basis in the individuals 90-day NPL ratio, mainly due to the increase in the loan portfolio of this segment.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of December 31, 2021, our 15 to 90 days NPL ratio was 1.7%, a decrease of 10 basis points when compared to December 31, 2020. During this period our 15 to 90-day NPL ratio decreased by 60 basis points in respect of our companies loan portfolio, which was mainly due to the improved credit quality of recent vintages, partially offset by an increase of 30 basis points in the 15 to 90-day NPL ratio in respect of our individuals loan portfolio as of December 31, 2021 compared to December 31, 2020 mainly due to the increase in our credit cards and vehicles loans portfolios. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2020 through December 31, 2021: o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2021, our coverage ratio in BRGAAP was 241% compared to a ratio of 320% as of December 31, 2020. This decrease was mainly due to (i) an increase in our portfolio of loans overdue for over 90 days, and (ii) lower need for provision, indicated by our models, both in

Latin America and in our Wholesale business segment in Brazil. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2020 through December 31, 2021: Other Operating Income (Expenses) increased by 1.1 % to an expense of R$ 69,764 million for the year ended December 31, 2021 from an expense of R$68,989 million for the same period of 2020. Disregarding the impact of other expenses not related to costs, consisting mainly of provision from operations other than loans, and the main extraordinary items (such as the impairment of internally developed software, relating to amortizations of this software in 2021 and the impairment recorded by Itaú Corpbanca in 2020), our other operating income (expenses) increased by 5.8% to an expense of R$66,315 million for year ended December 31, 2021 from an expense of R$62,681 million for the same period of 2020. In addition, this increase in other operating income (expenses) was mainly due to the R$2,198 million, or 35.6%, increase in our tax expenses, partially offset by a R$1,658 million, or 2.6%, decrease in our general and administrative expenses for the year ended December 31, 2021. Please see “Note 23—General and Administrative Expenses” to our audited consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$13,847 million for the year ended December 31, 2021, from a benefit of R$9,834 million in the year ended December 31, 2020. This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income”, which amounted to a gain of R$2,838 million for the year ended December 31, 2021 compared to a gain of R$17,701 million for the same period of 2020. Disregarding this fiscal effect, current and deferred income and social contribution taxes increased by R$10,133 million during this period. Since March 1, 2020, the statutory tax rate was 45%, and as from July 1, 2021 to December 31, 2021, the statutory tax rate temporarily increased to 50%. During the year ended December 31, 2021, there was also an increase in income before tax and social contribution, compared to the same period of 2020.

Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IFRS issued by the IASB but based on accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of extraordinary items from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. Extraordinary items correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are extraordinary items and, as such, do not impact the results and analysis regarding our segment information below. For more information on our segments, see “Item 4. Information on the Company” in our 2020 Form 20-F and “Note 30 – Segment Information” to our audited consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2021 to December 31, 2021: Activities with Retail Wholesale Summarized Consolidated Statement of Income the Market + Total IFRS (1) Banking Banking Adjustments (2) from January 1, 2021 to December 31, 2021 Corporation (a)+(b)+(c) consolidated (a) (b) (c) (In millions of R$) Operating revenues 75,443 38,228 11,930 125,601 773 126,374 Cost of Credit (18,278) (1,956)—(20,234) 7,455 (12,779) Claims (1,591) (9)—(1,600)— (1,600) Other operating income (expenses) (40,116) (17,743) (1,055) (58,914) (10,850) (69,764) Income tax and social contribution (5,593) (6,799) (3,997) (16,389) 2,542 (13,847) Non-controlling interest in subsidiaries (330) (591) (664) (1,585) (39) (1,624) Net income 9,535 11,130 6,214 26,879 (119) 26,760 (1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings “(a) Retail Banking”, “(b) Wholesale Banking” and “(c) Activities with the Market + Corporation”. The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. (2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. The following discussion should be read in conjunction with our audited consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our audited consolidated financial statements in IFRS.

Year ended December 31, 2021, compared to December 31, 2020: Retail Business This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the years ended December 31, 2021 and 2020: For the years ended Variation Summarized Consolidated Statement of December 31, Income—Retail Business 2021 2020 R$ million % (In millions of R$) Operating revenues 75,443 72,680 2,763 3.8 Interest margin 43,042 41,818 1,224 2.9 Non-interest income (1) 32,401 30,861 1,539 5.0 Cost of credit and claims (19,869) (22,593) 2,723 -Other operating income (expenses) (40,116) (40,221) 105 (0.3) Income tax and social contribution (5,593) (3,071) (2,522) -Non-controlling interest in subsidiaries (330) (175) (155) 89.0 Net income 9,536 6,621 2,914 44.0 (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues. Net income from Retail Business increased by 44.0%, to R$9,535 million for the year ended December 31, 2021 from R$6,621 million for the same period of 2020. These results are explained as follows: Operating revenues: increased by R$2,763 million for the year ended December 31, 2021 compared to the same period of 2020, due to an increase of 5.0% in non-interest income, as a result of an increase in commissions and fees due to higher gains from card issuing activities, current account services and loan operations. Revenues from insurance were also higher in the year ended December 31, 2021 as compared with the same period of 2020, driven by an increase in premiums earned due to higher sales of life and personal accidents, mortgage and protected card insurance policies. Moreover, the interest margin increased by 2.9% in the year ended December 31, 2021 as compared with the same period of 2020, driven by the higher volume of credit. Cost of credit and claims decreased by R$2,723 million for the year ended December 31, 2021 compared to the same period of 2020, mainly due to macroeconomic impacts of the COVID-19 pandemic in March 2020, which impacted the financial prospects of individuals and companies and we reflected in our expected loss provisioning model, providing for an increase in the loan losses in 2020.

Other operating income (expenses) decreased by R$105 million for the year ended December 31, 2021 compared to the same period in 2020, mainly due to lower expenses related to employee terminations, transportation and travel, facilities, sales of credit cards and provisions for labor contingencies. Income tax and social contribution for this segment, as well as for the Wholesale Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company—Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes increased mainly as a result of an increase in income before tax and social contribution. (b) Wholesale Business This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the years ended December 31, 2021 and 2020: For the years ended Variation Summarized Consolidated Statement of Income—December 31, Wholesale Business 2021 2020 R$ million % (In millions of R$) Operating revenues 38,227 32,187 6,040 18.8 Interest margin 24,005 19,883 4,122 20.7 Non-interest income (1) 14,223 12,304 1,918 15.6 Cost of credit and claims (1,965) (8,976) 7,010 -Other operating income (expenses) (17,742) (16,133) (1,609) 10.0 Income tax and social contribution (6,800) (1,893) (4,907) -Non-controlling interest in subsidiaries (591) 601 (1,192) (198.3) Net income 11,130 5,786 5,343 92.3 (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues. Net income from Wholesale Business increased by 92.3%, to R$11,130 million for the year ended December 31, 2021 from R$5,786 million for the same period of 2020. These results are explained as follows: Operating revenues: increased by R$6,040 million, or 18.8%, for the year ended December 31, 2021 compared to the same period of 2020, due to: (i) an increase of 20.7% in the interest margin, driven by the higher volume of credit operations; and (ii) an increase of 15.6% in non-interest income, especially due to income from advisory and brokerage services, which increased by R$703 million, mainly due to increased activity in the capital markets. As of December 31, 2021, we participated in local operations with debentures, promissory notes and securitization transactions, which totaled R$46,835 million and R$22,605 million in transactions in the equity markets. We were also ranked first in volume of deals by ANBIMA and Dealogic, respectively in those segments. We also provided financial advisory services for 52 M&A transactions in Brazil, totaling R$190,312 million and were ranked first place in number of M&A deals by Dealogic. Cost of credit and claims decreased by R$7,010 million for the year ended December 31, 2021 compared to the same period of 2020 driven by downgrades in the risk ratings of certain clients in Latin America. Income tax and social contribution for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution. (c) Activities with the Market + Corporation This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2021 and 2020: For the years ended Variation Summarized Consolidated Statement of Income—December 31, Activities with the Market + Corporation 2021 2020 R$ million % (In millions of R$) Operating revenues 11,930 9,918 2,012 20.3 Interest margin 11,099 8,394 2,705 32.2 Non-interest income (1) 831 1,524 (693) (45.5) Cost of credit and claims (0) 6 (6) -Other operating income (expenses) (1,055) (650) (406) 62.4 Income tax and social contribution (3,997) (3,099) (898) -Non-controlling interest in subsidiaries (664) (46) (617) 1,332.5 Net income 6,214 6,129 84 1.4 (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues. Net income from Activities with the Market + Corporation increased by R$ 84 million, or 1.4%, for the year ended

December 31, 2021 from the same period of 2020. We recorded an increase in interest margin, especially in the Trading and Banking books, partially offset by the extraordinary effects of the spin-off of our interest in XP Inc. at the end of May 2021, and an increase in administrative expenses and minority interests. Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution. Balance Sheet We present below our summarized balance sheet as of December 31, 2021 and December 31, 2020. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. As of December 31, Variation Summarized Balance Sheet—Assets 2021 2020 R$ million % (In millions of R$) Cash 44,512 46,224 (1,712) (3.7) Financial assets at amortized cost 1,375,782 1,275,799 99,983 7.8 Compulsory deposits in the Central Bank of Brazil 104,592 90,059 14,533 16.1 Interbank deposits, securities purchased under agreements to resell and 783,225 425,432 357,793 84.1 securities at amortized cost Loan and lease operations portfolio 822,590 714,104 108,486 15.2 Other financial assets 96,473 93,255 3,218 3.5 (-) Provision for Expected Loss (41,079) (47,051) 5,972 (12.7) Financial assets at fair value through other comprehensive income 105,622 109,942 (4,320) (3.9) Financial assets at fair value through profit or loss 434,169 465,581 (31,412) (6.7) Investments in associates and join ventures, Fixed assets, Goodwill and 50,688 55,610 (4,922) (8.9) Intangible assets, assets held for sale and other assets Tax assets 58,433 66,095 (7,662) (11.6) Total assets 2,069,206 2,019,251 49,955 2.5 December 31, 2021 compared to December 31, 2020. Total assets increased by R$49,955 million, or 2.5%, as of December 31, 2021 compared to December 31, 2020, mainly due to an increase in financial assets at amortized cost. This result is further described below: Financial assets at amortized cost increased by R$99,983 million, or 7.8%, as of December 31, 2021, compared to December 31, 2020, mainly due to an increase in our loan and lease operations portfolio, partially offset by a decrease in interbank deposits, securities purchased under agreements to resell and securities at amortized cost. Interbank deposits, securities purchased under agreements to resell and securities at amortized cost decreased by R$32,226 million, or 7.6%, as of December 31, 2021 compared to December 31, 2020, mainly due to the decrease of

R$70,225 million in securities purchased under agreements to resell due to an increase in our loan portfolio, especially in mortgage loans. Please see “Note 4—Interbank Deposits and Securities Purchased Under Agreements to Resell” to our audited consolidated financial statements for further details. Loan and lease operations portfolio increased by R$108,486 million, or 15.2%, as of December 31, 2021, compared to December 31, 2020, mainly due to the following increases: (i) 30.2% in our individuals loan portfolio. We reached a historic high in mortgage loans, which increased by 55.6% for the individual’s segment. There was also an increase in our credit card portfolio, driven by the higher household consumption, in addition to the commercial strategy that provides a card for each client’s profile, thus providing a full shelf of cards, which increased by 29.6%. Credit origination increased by 35.8% in the individual’s portfolio during the year ended December 30, 2021 compared to the year ended December 31, 2020; and (ii) 23.0% in our micro/small and medium businesses loan portfolio, mainly due to an increase in demand from our customers for working capital loans. As of December 31, Variation Loan and Lease Operations, by asset type 2021 2020 R$ million % (In millions of R$) Individuals 332,536 255,483 77,053 30.2 Credit card 112,809 87,073 25,736 29.6 Personal loan 42,235 35,346 6,889 19.5 Payroll loans 63,416 55,508 7,908 14.2 Vehicles 29,621 23,290 6,331 27.2 Mortgage loans 84,455 54,266 30,189 55.6 Corporate 135,034 134,521 513 0.4 Micro/Small and Medium Businesses 149,970 121,955 28,015 23.0 Foreign Loans Latin America 205,050 202,145 2,905 1.4 Total Loan operations and lease operations portfolio 822,590 714,104 108,486 15.2 Please see “Note 10—Loan and Lease Operations” to our audited consolidated financial statements for further details. Financial assets at fair value through other comprehensive income decreased by R$4,320 million, or 3.9% as of December 31, 2021 compared to December 31, 2020, mainly due to the decrease of R$4,208 million in abroad government securities, especially in Latin American countries other than Brazil. Please see “Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities” to our audited consolidated financial statements for further details. Investments in associates and joint ventures, fixed assets, goodwill and intangible assets, assets held for sale and other assets decreased by R$4,922 million, or 8.9%, as of December 31, 2021 compared to December 31, 2020, mainly due to the R$9,449 million decrease in investments in associates and joint ventures driven by the effects of the partial spin-off of our interest in XP Inc. into a new company, XPart. XPart was incorporated on May 31, 2021, and as a result we no longer hold any equity interest in XP Inc. or in XPart, partially offset by the effect of R$2,422 million related to the acquisition of payroll management contracts of the Government of the State of Minas Gerais in July 2021. Cash decreased by R$1,712 million, or 3.7%, as of December 31, 2021 compared to December 31, 2020, mainly due to a decrease in demand for liquidity, as well as the payment of R$6,267 million in dividends and interest on capital in the period. We present below our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2021 and December 31, 2020. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet. As of December 31, Variation Summarized Balance Sheet—Liabilities and Stockholders’ Equity 2021 2020 R$ million % (In millions of R$) Financial Liabilities 1,621,786 1,579,686 42,100 2.7 At Amortized Cost 1,553,107 1,495,641 57,466 3.8 Deposits 850,372 809,010 41,362 5.1 Securities sold under repurchase agreements 252,848 273,364 (20,516) (7.5) Interbank market funds, Institutional market funds and 876,283 413,267 463,016 112.0 other financial liabilities At Fair Value Through Profit or Loss 63,479 79,653 (16,174) (20.3) Provision for Expected Loss 5,200 4,392 808 18.4 Provision for insurance and private pensions 214,976 221,000 (6,024) (2.7) Provisions 19,592 19,819 (227) (1.1) Tax liabilities 6,246 5,710 536 9.4 Other liabilities 42,130 38,511 3,619 9.4 Total liabilities 1,904,730 1,864,726 40,004 2.1 Total stockholders’ equity attributed to the owners of the 152,864 142,993 9,871 6.9 parent company Non-controlling interests 11,612 11,532 80 0.7 Total stockholders’ equity 164,476 154,525 9,951 6.4 Total liabilities and stockholders’ equity 2,069,206 2,019,251 49,955 2.5 Total liabilities and stockholders’ equity increased by R$49,955 million, or 2.5%, as of December 31, 2021 compared to December 31, 2020, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows: Deposits increased by R$41,362 million as of December 31, 2021 compared to December 31, 2020, mainly due to an increase of R$ 23,311 million in demand deposits, R$11,131 million in savings deposits, and R$5,817 million in time deposits. Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details. Securities sold under repurchase agreements decreased by R$20,516 million, or 7.5.%, as of December 31, 2021 compared to December 31, 2020, mainly due to a R$46,334 million decrease in assets received as collateral and R$22,637 million decrease in securities with right to sell or repledge the collateral. This result was partially offset by an increase of R$48,455 million in assets pledged as collateral, especially government securities. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited consolidated financial statements for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$36,620 million, or 8.9%, as of December 31, 2021 compared to December 31, 2020, mainly due to the following increases: (i) R$26,427 million in real estate bills, mainly due to tax exemptions for individuals, and (ii) R$15,478 million in import and export financings, as this line item is directly affected by exchange rate fluctuations. This increase was partially offset by a decrease of R$19,530 million in financial bills as of December 31, 2021 compared to December 31, 2020. Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements for further details. Financial liabilities at fair value through profit and loss decreased by R$16,174 million, or 20.3%, as of December 31, 2021, compared to December 31, 2020, mainly due to a R$16,301 million decrease in the balance of derivatives, both for our proprietary hedging strategy and that for our clients’ operations. This decrease is related to a reduction in market volatility in 2021. Please see “Note 6 – Derivatives” to our audited consolidated financial statements for further details. Total Stockholders’ equity attributable to the owners of the parent company increased by 6.9% as of December 31, 2021 compared to December 31, 2020, mainly due to a R$7,864 million increase in the net income attributable to owners of the parent company in the period as a result of the net income of R$26,760 million as of December 31, 2021, partially offset by the negative effect of R$9,985 million from the partial spin-off of our interest in XP Inc. into a new company, XPart, in May 2021 and the payment of R$6,267 million in dividends and interest on capital during the year ended December 31, 2021. Capital Management Capital Adequacy Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks. In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which we retain substantially all risks and rewards.

As of December 31, 2021, our Total Capital reached R$169,797 million, an increase of R$18,553 million compared to December 31, 2020. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 14.7%, as of December 31, 2021, an increase of 20 basis points compared to 14.5% as of December 31, 2020, mainly due to the increase in net income for the period offset by the increase in our loan portfolio. Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. We are within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2021, our Fixed Assets Ratio reached 16.9%, which presents a buffer of R$56,280 million. Our Tier I ratio increased 10 basis points in relation to September 30, 2021 mainly due to an increase in net income in the period, partially offset by the increase in our loan portfolio. Please see “Note 32 – Risk and Capital Management” of our audited consolidated financial statements for further details about regulatory capital. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. We present below a discussion of our LCR for the three-month period ended on December 31, 2021 and NSFR as of December 31, 2021. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. Our average LCR as of December 31, 2021 was 159.1% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period. Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

As of December 31, 2021 2020 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 1,016,989 956,033 Total Required Stable Funding (RSF)² 839,830 758,907 NSFR (%) 121.1% 126.0% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017. (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017. As of December 31, 2021, our ASF totaled R$1,017.0 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$839.8 billion, particularly due to loans and financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks. As of December 31, 2021, our NSFR was 121.1% and, accordingly, above Central Bank requirements. Liquidity and Capital Resources Our Board of Directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (Comitê Superior de Risco de Mercado e Liquidez), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by our Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil. We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries outside of Brazil. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each of our subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by our senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). National Monetary Council (“CMN”) regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as ourselves, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements. We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of December 31, 2021, 2020 and 2019:

As of December 31, 2021 Average Operational Liquidity Reserve (1) Balance 2021 2020 2019 (In millions of R$) Cash 44,512 46,224 30,367 42,433 Securities purchased under agreements to resell – Funded position (2) 32,436 44,743 26,797 38,095 Unencumbered government securities (3) 152,099 232,245 115,774 193,130 Operational reserve 229,047 323,212 172,938 273,658 (1) Average calculated based on audited interim financial statements. (2) Net of R$ 9.266 in 12/31/2021 (R$11.119 at 12/31/2020 and R$8.544 at 12/31/2019), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa, Balcão (B3) and the Central Bank. (3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016. Our management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties. Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios). Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise. We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets. Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details about funding. We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and senior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will need to comply with applicable requirements or exemptions under the relevant securities laws. Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2021, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations. For more information on our dividend policy, see “Item 8A. Consolidated Statements and Other Financial Information – Stockholders’ Payment” of our 2020 Form 20-F. Capital Expenditures In accordance with our practice in the last few years, our capital expenditures in the year ended December 31, 2021 were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below presents our capital expenditures as of December 31, 2021, 2020 and 2019: Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of December 31, 2021. The information described is derived from our audited consolidated financial statements as of and for the year ended December 31, 2021. As of the date of this Form 6-K, there has been no material change in our capitalization since December 31, 2021.

As of December 31, 2021 Capitalization R$ US$ (1) (In millions, except percentages) Current liabilities Deposits 493,752 88,478 Securities sold under repurchase agreements 243,195 43,579 Structured notes 16 3 Derivatives 30,952 5,546 Interbank market funds 98,106 17,580 Institutional market funds 27,906 5,001 Other financial liabilities 128,576 23,040 Provision for insurance and private pension 3,643 653 Provisions 5,362 961 Tax liabilities 2,450 439 Other Non-financial liabilities 39,213 7,027 Total 1,073,171 192,307 Long-term liabilities Deposits 356,620 63,905 Securities sold under repurchase agreements 9,653 1,730 Structured notes 98 18 Derivatives 32,252 5,779 Interbank market funds 79,039 14,163 Institutional market funds 110,730 19,842 Other financial liabilities 5,691 1,020 Provision for insurance and private pension 211,333 37,871 Provision for Expected Loss 5,200 932 Provisions 14,230 2,550 Tax liabilities 3,516 630 Other Non-financial liabilities 2,917 523 Total 831,279 148,963 Income tax and social contribution—deferred 280 50 Non-controlling interests 11,612 2,081 Stockholders’ equity attributed to the owners of the parent company (2) 152,864 27,393 Total capitalization (3) 2,069,206 370,794 BIS ratio (4) 14.7% (1) Convenience translation at 5.5805 reais per U.S. dollar, the exchange rate in effect on December 31, 2021. 5.5805 (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,818,741,579 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited interim consolidated financial statements as of and for the period ended December 31, 2021. (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity. (4) Calculated by dividing total regulatory capital by risk weight assets. Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13—Fixed assets,” “Note 14—Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements.

RECENT DEVELOPMENTS Supervision and Regulation The Central Bank changes the Open Banking implementation schedule and sets forth a new scope for Phase 4 of the Open Banking initiative On August 27, 2021, at the request of the Open Banking Governance Body (Estrutura de Governança do Open Banking), the Central Bank published Resolution No. 133, postponing the start date of Phase 3 of the Open Banking initiative (related to sharing services for initiating payment transactions and forwarding credit operation proposals) from August 30 to October 29, 2021. Phase 3 of the Open Banking initiative was delayed due to the necessary adjustments to the technical specifications for data sharing services in relation to initiating payment transactions and forwarding credit operation proposals for the certification of the entities subject to the Open Banking ecosystem, as requested by such entities by the original deadline. As a result, the implementation schedule has been changed as follows: Phase 1 – Open Data (completed on February 1, 2021): public access to the participating institutions’ data related to service channels, products, checking, and savings services, prepaid payment accounts, lending transactions as well as certain Application Programming Interfaces (APIs) related to metrics, status, and data of these channels. Phase 2 – Customer Data (completed on August 13, 2021): sharing of customer reference data and customer transactional data among participating institutions. Phase 3 – Service (completed on October 29, 2021): sharing of payment transaction initiation services, as well as forwarding credit operation proposals. Phase 4 – Other Services (to be completed, as described below): expansion of in-scope data to encompass additional services such as currency exchange, investment, insurance, and open-end private pension transactions, as well as merchant acquiring services. Additionally, on September 9, 2021, the Central Bank published Resolution No. 138, in which it disclosed the minimum scope of data required to be kept available for sharing as part of Phase 4 of the Open Banking initiative, as further detailed by the Open Banking Governance Body. Further, on December 10, 2021, the Central Bank, in its Normative Instruction No. 205, defined the cycles and interface dedicated to data sharing of the Phase 4 products. Phase 4 started on December 15, 2021, when the participating institutions underwent the APIs certification process for the products subject to Phase 4 of the Open Banking initiative. Under this Normative Instruction, after the certifications are concluded, the products subject to Phase 4 must be registered with the Open Banking Participant Directory by the following deadlines: (i) insurance, open-end private pension and capitalization products: until March 4, 2022; (ii) merchant acquiring services: until March 11, 2022; (iii) currency exchange transactions: until March 18, 2022; and (iv) time deposit accounts and other investment products: until March 25, 2022. In relation to the investment transactions, the main financial and capital market products offered in Brazil, such as: (i) Banking Time Deposit Certificates (Certificados de Depósito Bancário or CDBs); (ii) Banking Time Deposit Receipts (Recibos de Depósito Bancário or RDBs); (iii) Real Estate Credit Bills (Letras de Crédito Imobiliário or LCIs); (iv) Agribusiness Credit Bills (Letras de Crédito do Agronegócio or LCAs); (v) investment fund quotas; (vi) direct treasury government bonds (títulos do tesouro direto); (vii) stock; (viii) quotas of exchange-traded investment funds (ETFs); (ix) debentures; (x) Certificates of Real Estate Receivables (Certificados de Recebíveis Imobiliários or CRIs); and (xi) Certificates of Agribusiness Receivables (Certificados de Recebíveis do Agronegócio or CRAs), were covered under the scope of Phase 4 of the Open Banking initiative.

As for currency exchange transactions, the effective total value of the transactions (VET) and the commercial exchange rates will need to be made available. Data referring to merchant acquiring services will need to cover the applicable service fees and rates. Finally, data referring to insurance products and pension plans will fall under the scope of National Council of Private Insurance (“CNSP”) Resolution No. 415/2021 and Superintendence of Private Insurance (“SUSEP”) Circular No. 635/2021, as set out by the CNSP and the SUSEP, respectively, which establish a specific timeline for the implementation of Open Insurance, an exclusive governance body responsible for Open Insurance, as well as specific implementation manuals. Phase 4 of Open Banking introduces information sharing technologies beyond traditional banking products and services, laying down the foundations for the migration from Open Banking to Open Finance in Brazil. Resolutions No. 133 and 138 and Normative Instruction No. 205 came into effect on their respective publication dates. The CMN updates prudential regulations relating to the methodology for the calculation of Regulatory Capital (Patrimônio de Referência) and the minimum Regulatory Capital requirements applicable to financial institutions On October 21, 2021, the CMN issued Resolutions No. 4,955 and No. 4,958, relating, respectively, to (i) the criteria for the calculation of Regulatory Capital and (ii) the minimum Regulatory Capital requirements applicable to financial institutions in Brazil. The new rules repealed Resolution No. 4,192 and Resolution No. 4,193, both issued on March 1, 2013, which previously governed these matters, but no significant changes were made to the content of the Resolutions No. 4,955 and No. 4,958. The former resolutions were repealed and replaced by the new rules following an effort of the Central Bank to consolidate sparse rules that deal with the same matters, as well to update or remove normative provisions that are no longer in effect from the consolidated text of the rules. Resolution No. 4,955 and Resolution No. 4,958 came into effect on January 3, 2022. The CMN issues new rules relating to accounting criteria applicable to financial instruments, hedging and leasing agreements On November 25, 2021 and December 16, 2021, the CMN issued Resolution No. 4,966 and Resolution No. 4,975, which, respectively, establish new accounting principles and criteria applicable to financial instruments, as well as to hedging and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank. The new rules align the accounting criteria applicable to financial instruments and leasing agreements entered into by financial institutions and other entities authorized to operate by the Central Bank with the best international practices, specifically with the “IFRS 9 – Financial Instruments” and “IFRS 16 – Leases” standards, issued by the International Accounting Standards Board (IASB). The new rules will come into effect on January 1, 2025, ensuring a transitional period for the institutions affected by the changes. The SUSEP issues new rule relating to prudential regulation of insurance companies On November 19, 2021, the SUSEP published Circular No. 648, which introduced new prudential regulation applicable to insurance companies, as well as repealed sparse and outdated prior regulations dealing with the matter.

Among other topics, Circular No. 648 consolidates and updates rules related to (i) technical provisions; (ii) liability adequacy tests; (iii) assets offered to reduce the need to cover technical provisions; (iv) capital at risk; (v) constitution of operational loss databases; (vi) solvency regularization and coverage sufficiency plans; (vii) registration, custody and transfer of assets, instruments and securities guaranteeing technical provisions; (viii) delivery of periodical information to SUSEP; (ix) accounting standards; (x) independent auditing requirements; (xi) certification exams and continued technical qualification of independent auditors; and (xii) technical pronouncements prepared by the Brazilian Institute of Actuarial Science (Instituto Brasileiro de Atuária). Circular No. 648 came into effect on January 3, 2022, except for the rules relating to the publication of financial statements and tax accounting standards applicable to insurance companies, which entered into effect on November 19, 2021. The CMN issues new rule relating to internal control systems applicable to financial institutions and other institutions regulated by the Central Bank On November 25, 2021, the CMN issued Resolution No. 4,968, which introduced new rules concerning internal control systems applicable to financial institutions and other entities regulated by the Central Bank. The new rule updates and improves some rules concerning the internal control systems which must be implemented by financial institutions, mainly in order to ensure greater adherence of Brazilian regulation to internationally recognized best practices, especially those provided for in guidelines published by the Basel Committee in the Framework for Internal Control Systems in Banking Organizations, as well as those issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The new rule also reviews and introduces new responsibilities to be assigned to the senior management of financial institutions and other entities regulated by the Central Bank, especially those assigned to the Board of Directors, as well as further detailing the attributions of the Executive Board with respect to internal controls. Resolution No. 4,968 also requires that financial institutions and other institutions authorized to operate by the Central Bank appoint an officer directly responsible for internal control matters. The election of a new officer is not required by Resolution No. 4,968, since the appointment of this role to an officer who already performs other functions within the institution is allowed, provided there is no conflict of interest. Resolution No. 4,968 entered into effect on January 1, 2022, except for the requirement of appointing a specific officer as responsible for internal controls, which will come into effect on January 1, 2023. Central Bank issues new rules relating to information for assessing global systemic importance of Brazilian financial institutions On December 9, 2021, the Central Bank issued Resolution No. 171, which updates the regulation on the information for assessing the global systemic importance of Brazilian financial institutions under Basel III guidelines, as well as the conditions for determining and submitting this information to the Central Bank. The new rule applies solely to financial institutions that, cumulatively, are (i) classified in Segment 1 (S1) for the purposes of the proportional application of prudential regulation by the Central Bank, such as us; and (ii) to have a total gross exposure greater than 200 billion Euros (currently not applicable to any Brazilian financial institution). Resolution No. 171 came into effect on January 1, 2022. The Central Bank overhauls the PIX Sanctions Manual On December 24, 2021, the Central Bank published Resolution No. 177, which established a new version of the PIX Payment Scheme Sanctions Manual, applicable to institutions that participate in PIX (repealing the previous version, instituted by Central Bank Resolution No. 31, of October 29, 2020).

The main changes introduced by the latest PIX Sanctions Manual include: a new three-tier system covering fault events subject to fines or base sanctions as provided for under the Manual (R$50 thousand, R$100 thousand and R$1 million); inclusion of additional fault events subject to the highest base sanction amount of R$1 million, such as the failure to adopt essential security mechanisms in the implementation of applications, APIs and any others PIX-related systems, which may materially compromise the security of the PIX payment scheme or the security and privacy of user data; changes to the criteria for imposing penalties that result in the suspension of a participant from the PIX scheme, so that, in the event of suspensions due to full or partial non-compliance with the provisions of the PIX Regulation or other related rules (entailing a serious risk to the regular and orderly functioning of PIX), it also includes situations where such non-compliance entails a risk of harm to end users or contributes to causing indiscipline within the PIX scheme; changes to rules relating to the application of fines or penalties that result in the ban of a participant from the PIX scheme, including provisions stating that a participant excluded from the PIX payment scheme may only submit a new application to rejoin the scheme after a period of 60 days from the date on which the ban was imposed (with the new Manual requiring that such bans must be accompanied by due documentation setting out the circumstances and reasons for such penalties); and new rules regarding the procedure for appealing fines, sanctions or penalties applied under the Manual, such as the requirement to first appeal directly to the administrative body that issued the initial decision, which will either reconsider the decision or forward the appeal to the applicable appellate authority. Central Bank Resolution No. 177 came into effect on the date of its publication. The previous PIX Sanctions Manual, as set out by Central Bank Resolution No. 31, only applies to infractions that took place before the entry into effect of the latest PIX Sanctions Manual, save for procedural provisions and cases where the new rules are more beneficial to offenders. The CMN enhances the rules for the authorization process of financial institutions On November 25, 2021, the CMN issued Resolution No. 4,970, which sets out the process for authorizing financial institutions to operate. The purpose of the new regulation is to align the treatment of all types of financial institutions and allow the adoption of tailored measures, taking into account the complexity of each financial institution and the specific requests of such institutions. The new regulation allows for flexibility in the regulator’s decisions so that it can adopt specific measures vis-à-vis each individual financial institution, taking into account the complexity of the cases. Among others, the new regulation sets out the following: business plans are no longer mandatory for all kinds of financial institutions; setting a purpose is no longer required, however the Central Bank shall be able to request information about the individuals to the general public; and incorporation certificates are no longer required, but authorization by the Central Bank to operate are still required. The new rule will come into effect on July 1, 2022. New Currency Exchange Law On December 29, 2021, the President of Brazil issued Law No. 14,286, which was approved by the Brazilian Senate on December 8, 2021. The new law is an initiative of the Central Bank, which overhauls the Brazilian currency exchange market. The new law also includes provisions regarding Brazilian capital held abroad and foreign capital held in Brazil. Law No. 14,286 modernizes, simplifies and increases legal certainty associated with the current regulatory framework for Brazilian foreign exchange legislation.

The main aspects of Law No. 14,286 are: (i) confirmation, from a legal perspective, that foreign exchange transactions may be carried out freely (provided that these are carried out through entities authorized to operate in this market and subject to applicable rules); (ii) the granting of broad powers to the CMN and the Central Bank to regulate the currency exchange market and its operations; (iii) expansion of the international correspondence activity of Brazilian banks; (iv) the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale transactions up to an amount of U.S.$500 carried out between individuals on an occasional and non-professional basis; and (vi) granting of powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply. Law No. 14,286 will come into effect one year after the date it was published (which was December 30, 2021).

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: February 24, 2022 Itaú Unibanco Holding S.A. By: /s/ Name: Milton Maluhy Filho Title: Chief Executive Officer By: /s/ Name: Alexsandro Broedel Title: Chief Financial Officer

FINANCIAL STATEMENTS

www.pwc.com.br (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Consolidated financial statements at December 31, 2021 and independent auditor’s report

(A free translation of the original in Portuguese) Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. (“Bank”) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2021 and the consolidated statements of income, comprehensive income, and cash flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2021, the consolidated financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our 2021 audit of the financial statements. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br DPT:¥DEC¥ITAUUNIBANCOHOLDING21.DEC

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9—Financial Instruments (Notes 2.3(b), 2.3(f), 2.4(d), 4 to 10 and 28) The provision for expected loss continued to be an area of focus in our audit, as it involves Management’s judgment in determining the necessary provision through the application of methodology and processes which use a variety of assumptions, including, among others, prospective information and criteria for determining a significant increase or decrease in credit risk. Furthermore, as a result of the COVID-19 pandemic and the economic environment, management revised some of the judgments and estimates used in determining the provision for expected loss, such as the weighting of macroeconomic scenarios, in order to adapt the assumptions previously applied to the current scenario of the Bank’s operations and its subsidiaries. The financial instruments measured at fair value include operations with low liquidity and/or no active market, which are substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models that include Management assumptions in their fair valuation. Furthermore, market risk management is complex, especially in times of high volatility, as well as in situations where observable prices or market parameters are not available. These matters also continued to be a focus of our 2021 audit due to the relevance and subjectivity mentioned above. We confirmed our understanding of the process of measurement the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9. Regarding the provision for expected loss methodology, we performed a number of audit procedures substantially related to the: (i) analysis of management s accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. In addition, we tested management s documentation of the guarantees, the projected cash flows, the credit renegotiations, the counterparty’s risk assessment, the payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) tests on inputs to models and, when available, we compared data and assumptions with market information; and (v) analysis over Management s disclosures in the financial statements in order to comply with IFRS 7—Financial Instruments: Disclosures and IFRS 9. We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected loss are appropriate and consistent, in all material respects, in the context of the consolidated financial statements. Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: i) analysis of Management’s accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit comparing them with independent methodologies and assumptions. We performed, on a sample basis, the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries’ business and, over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, in the context of COVID-19 pandemic, a substantial part of the Bank and its subsidiaries’ teams are still performing their activities remotely (home office), which generates the need to adapt technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. The procedures performed comprised the combination of relevant tests of design and effectiveness of controls as well as the performance of tests related to the information security, including the access management control, segregation of duties and monitoring the operating capacity of technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures. Provisions and contingent liabilities (Notes 2.3(j), 2.4.(n) and 29) The Bank and its subsidiaries have provisions and We confirmed our understanding and tested the contingent liabilities mainly arising from judicial design and the effectiveness of the main controls and administrative proceedings, inherent to the used to identify, assess, monitor, measure, record,

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus. and disclose the provision and contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes are appropriate. Other matters Consolidated statement of added value The consolidated statement of added value for the year ended December 31, 2021, prepared under the responsibility of the Bank’s management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank’s consolidated financial statements. For the purpose of forming our opinion, we evaluated whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09—“Statement of Added Value”. In our opinion, this statement of added value has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank’s and its subsidiaries financial reporting process.

Itaú Unibanco Holding S.A. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Itaú Unibanco Holding S.A. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the year ended December 31, 2021 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 10, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3